4200 Republic Plaza 370 Seventeenth Street Denver Colorado 80202-5638 Telephone: 303.592.1500 Facsimile: 303.592.1510 www.mofo.com morrison foerster llp

beijing, berlin, boston,

brussels, denver, hong kong,

london, los angeles, new york,

northern virginia, palo alto,

san diego, san francisco, shanghai,

singapore, tokyo, washington, d.c.

May 28, 2020

By Edgar Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonny Oh

Re:	Arca U.S. Treasury Fund

Registration Statement on Form N-2 File No. 333-236320

Pre-effective Amendment No. 6 on Form N-2 File No 811-23392

Dear Mr. Oh:

On behalf of Arca U.S. Treasury Fund (the “Registrant” or the “Fund”), we submit this response to comments received via telephone from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 26, 2020. The Staff’s comments related to the above-referenced Registration Statement on Form N-2 filed with the Commission on February 2, 2020 (the “Registration Statement”).

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. The responses are also reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Registration Statement, filed with the Commission on May 28, 2020 (the “Amendment”). Please note that the summary below excludes those comments related solely to typographical errors in the Registration Statement, all of which have been addressed in the Amendment. Moreover, the Registrant acknowledges the Staff’s comment regarding remaining blanks in the Registration Statement. Although some blanks remain in the current draft (e.g., page referenced and share ownership), all such blanks will be resolved prior to effectiveness of the Registration Statement.

Unless otherwise noted, capitalized terms used herein have the same meaning as in the Registration Statement. Where changes made in response to a comment relate to disclosure found in more than one place in the Registration Statement, conforming changes have been made throughout the document.

General

1.	Pursuant to Item 24 and Item 25 of Form N-2, the Registrant must file seed financial statements (reflecting net amounts) and the auditor’s consent.

Response: The Registrant intends to include the Fund’s seed financial statements and the auditor’s consent in a subsequent pre-effective amendment.

U.S. Securities and Exchange Commission

May 28, 2020

Page Two

COVER PAGE

2.	Under the heading “The Offering” please revise the disclosure to more clearly reflect that the Fund’s transfer agent maintains the official shareholder records.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

3.	Under the heading “The Offering” please minimize the use of technical descriptions of the Ethereum. To the extent possible, please use Plain English to describe the operation of the Ethereum network and the Fund’s smart contracts.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

4.	Please remove all references to “stablecoins” throughout the Amendment.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

5.	Please clarify the role of the transfer agent in peer-to-peer transactions.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

6.	Please supplementally provide the Staff with a copy of the Fund’s written anti-money laundering/know your customer procedures.

Response: The Registrant has provided the Staff with such procedures on a confidential basis.

7.	Please add a section to the prospectus entitled “Peer-to-Peer Transactions.” Such section should include information regarding the role of the Fund’s transfer agent, tax implications of peer-to-peer transfers of the Fund’s shares, and provide shareholders with a step-by-step guide for purchasing and transferring the Fund’s shares.

Response: The Registrant has added a new section to the prospectus entitled “Peer-to-Peer Transactions” and has cross-referenced to that section on the Cover Page.

8.	Under the heading “The Offering,” please clarify that there may be “low or no transactional volume” in peer-to-peer transfers of the Fund’s shares. Please also delete the reference to a “small set of prices available” upon which to base the value of Fund shares in peer-to-peer transactions.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

U.S. Securities and Exchange Commission

May 28, 2020

Page Three

9.	To the list of factors that shareholders should consider before investing please add the following:

•	The Fund will not invest directly or indirectly in digital assets, including digital securities.

•	Shareholders can engage in peer-to-peer transactions using blockchain technology. However, the Fund’s transfer agent will maintain the official record of the Fund’s shareholders.

Please also highlight or set this list of factors out in a more prominent fashion.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

10. In the list of factors that shareholders should consider before investing, please add to the following factor “The amount of distributions that the Fund may pay, if any, is uncertain,” a statement to the effect that there is no assurance that the Fund will maintain a particular level of distributions, nor is there any guarantee that the Fund will make distributions at any particular time.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

11. In the penultimate factor in the list of factors that shareholders should consider before investing, please reconcile the statement “All or a portion of a distribution may consist of a return of capital” with statements elsewhere in the prospectus.

Response: As discussed with the Staff, after additional consideration of the Fund’s proposed holdings, the Fund does not believe that this statement is necessary. Accordingly this statement has been deleted.

12. In the final factor in the list of factors that shareholders should consider before investing, please change the disclosure to reflect that there will initially be “limited to no liquidity” in the Fund’s shares.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

13.	In footnote 2 to the table calculating the proceeds of the offering, please retain the following disclosure (if accurate): “Such expenses, although payable by the Fund, are indirectly paid by investors in this offering and will immediately reduce the NAV of each share purchased in this offering.”

Response: The Registrant has revised its disclosure to address the Staff’s comment.

U.S. Securities and Exchange Commission

May 28, 2020

Page Four

14.	As required by Item 1(l) of Form N-2, the Registrant has included disclosure to the extent that “if you own these shares through a financial intermediary, such as a broker-dealer or bank, you may contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports.” The staff notes that neither the Commission nor its staff has yet issued guidance regarding how a registered broker-dealer may maintain custody of digital securities in compliance with Rule 15c3-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Please explain how a registered broker-dealer may hold digital securities issued by the Fund in light of this lack of guidance.

Response: The Registrant notes that Form N-2 requires the inclusion of the statements related to a shareholder’s ability to obtain paper copies of reports “if applicable.” The Registrant has determined that a registered broker-dealer cannot currently take custody of the Fund’s shares (which will be issued only as digital securities). Accordingly, this statement is not applicable and has been removed from the otherwise required disclosure.

PROSPECTUS SUMMARY

The Offering

15.	On page 2 in the second paragraph beginning “The Fund will issue its shares as digital securities …,” please use Plain English to describe the role of the transfer agent. For example, consider describing the use of book entry systems, the lack of certificates, and that the transfer agent serves as the securities depository for the Fund’s shares.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

16.	The Staff notes that the Registrant deleted the fourth paragraph on page 2 related to the payment of transaction fees (or “gas”) on the Ethereum network. The Staff recommends having a short description of the use of gas to pay network fees in the Prospectus Summary.

Response: The Registrant has included this disclosure in the new section entitled “Peer-to-Peer Transactions.”

Blockchain Administrator and Developer

17. On page 4, under the heading “Blockchain Administrator and Developer,” please describe how the administrative role of the Blockchain Administrator differs from the Fund’s administrator.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

U.S. Securities and Exchange Commission

May 28, 2020

Page Five

Closed-End Fund Structure and Limited Liquidity

18.	On page 5, under the heading “Closed-End Fund Structure and Limited Liquidity” please clarify the language to make the role of the transfer agent clearer. In particular, please revise the following sentences to better reflect that the transfer agent maintains the Fund’s official shareholder records:

•	Data related to ownership of the Fund’s shares, including transactions involving the shares, are recorded on the Ethereum blockchain and administered by the Transfer Agent.

•	The Transfer Agent will reconcile the blockchain transactions with the Fund’s records on at least a daily basis.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

Repurchase of Shares

19. Please reconcile the disclosure here with that on page 55 and on page 12 of the Statement of Additional Information (“SAI”) to reflect whether all shares tendered for purchase will be repurchased if a shareholder holds less than 1,000 shares or less than 100 shares.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

Risks of Digital Securities

20.	On page 7 in the paragraph regarding Management Risk, and throughout the Prospectus and the SAI, please refer to peer-to-peer transactions on the Ethereum blockchain as either “transactions” or “transfers.” Do not refer to peer-to-peer transactions as “trades.”

Response: The Registrant has revised its disclosure to address the Staff’s comment. The Registrant notes that discussion of potential future fund attributes include references to “trading” in ArCoins on an ATS or similar public, decentralized or centralized electronic exchange operated by a registered broker-dealer and that is subject to Regulation ATS. The Registrant believes that such transfers on a public exchange would involve “trades” in the fund’s securities within the meaning of the Exchange Act. Accordingly, that characterization has been retained.

21.	On page 7 in the paragraph related to “Liquidity Risk,” please define the “Repurchase Offer Policy” and use that term throughout the Prospectus when referring to the Fund’s quarterly share repurchase program.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

22.	On page 10, please change the heading “Risks Related to Use of the Ethereum Blockchain” to “The Risks Related to Use of the Ethereum Blockchain.”

Response: The Registrant has revised its disclosure to address the Staff’s comment.

U.S. Securities and Exchange Commission

May 28, 2020

Page Six

23.	On page 10, under the heading “Risks Related to Use of the Ethereum Blockchain,” the Fund has disclosed that “If an investor does not maintain adequate ether in their wallet, the Transfer Agent may withhold such transaction fees from the proceeds of a transaction.” Please confirm if such withholding is the only manner in which this payment can be made. Alternatively, if the Transfer Agent can pay this fee and seek reimbursement, please supplementally address that process and revise the disclosure to reflect this option.

Response: The Registrant notes that payment of transaction fees is the responsibility of the shareholder initiating a transfer. Thus, if a shareholder’s wallet contains adequate ether to make the transfer, the transaction fee will be paid directly by the shareholder. If, however, the shareholder’s wallet does not contain adequate ether to pay the gas, the Transfer Agent may add the US dollar value of the required transaction fee to the shareholder’s transaction amount or withhold the US dollar value of the required transaction fee from the proceeds of a transaction. The Transfer Agent will not pay this fee and seek reimbursement from individual shareholders.

24.	Please supplementally describe the accounting basis and treatment under U.S. GAAP of the Fund’s payment of gas charges in connection with the Fund’s distribution payments (as described on page 11). Please explain where an estimate of this charge is reflected in the Fund’s fee table.

Response: The gas charges are treated as shareholder servicing costs related to redemption processing and, as such, they would generally be accrued daily and calculated as part of the NAV per share. Pursuant to guidance under FASB ASC 946-220-45-3, shareholder service costs, including fees and expenses for the transfer agent and dividend disbursing agent would normally be reported as such and separately identified. That said, however, the Adviser does not believe the gas charges to be a material expense of the Fund. Assuming an average account size of $1,000, which is the minimum account size, average gas charges of $0.17 per transaction, and a fully subscribed offering of 100 million shares, the gas charge per $1.00 NAV per share would be $0.00017 per share. Pursuant to Rule 2a-4(b) under the 1940 Act, expenses and/or income items are not required to be accrued daily if the net cumulative amount is less than one cent per outstanding share. Therefore, such gas expenses are not separately identified in the expense table for the Fund.

Structural Risks

25.	The Staff notes that there is significant disclosure of conflicts of interest here and in other locations in the Prospectus and the SAI. The Staff believes that the current disclosure is not appropriately tailored to the product. Please review this disclosure to ensure that it reflects the current state of the product.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

U.S. Securities and Exchange Commission

May 28, 2020

Page Seven

26.	The Staff notes that the heading “Management Risk” occurs as both a structural risk and an investment-related risk, but that the disclosure is substantially similar. Please consider if such disclosure should occur as one type of risk or the other.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

27.	The Staff notes that the Registrant has included disclosure regarding the use of leverage in response to the requirements of Form N-2. The Staff suggests that the Registrant consider if such disclosure is necessary in light of the Fund’s proposed portfolio holdings.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

28.	Under the heading “No Minimum Amount of Proceeds Required,” the Registrant deleted reference to the asset level necessary to have viable operations and instead refers to “adequate assets.” The Staff believes that a reference to a particular asset level is necessary to make this disclosure meaningful.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

29.	The Staff notes the deletion of a paragraph under the heading “Distribution Policy Risk.” Please supplementally explain the reason for the deletion of such disclosure.

Response: The Registrant notes that at least 80% of its portfolio will consist of U.S. Treasury securities; in reality, it is likely that substantially all of the Fund’s portfolio will be held in such securities. In light of the highly liquid nature of its portfolio, the possibility that distributions will be made from a return of capital is remote. Accordingly, this disclosure is not relevant and has been deleted here. Conforming changes have been made throughout the Prospectus and the SAI.

30.	Under the heading “Risks Relating to the Fund’s Tax Status,” the Registrant states that it intends to qualify for RIC status under the Internal Revenue Code. Please supplementally describe the potential impact of seeking RIC status on the Fund for issuing ArCoins. Please advise if the Fund will seek a formal tax opinion.

Response: The issuance of ArCoins represent beneficial ownership of the Fund and should pose no impediment to the Registrant’s ability to qualify as a RIC under the Internal Revenue Code (the “Code”), since the Code does not mandate the specific form that interests issued by a RIC must take. The Fund believes that the treatment of ArCoins should be consistent with any other uncertificated share that is transferred by book-entry on a transfer agent’s systems. Accordingly, the Fund does not intend to seek a separate tax opinion regarding the tax impact of the issuance of ArCoins by the Registrant.

U.S. Securities and Exchange Commission

May 28, 2020

Page Eight

31.	The Staff notes that the heading “Operational and Technology Risk” appears under Structural Risk and under “Risks of Digital Securities.” The Staff believes this disclosure is more relevant to the discussion of the risks of digital securities and recommends limiting such disclosure to that section.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

Investment Related Risks

32.	The Staff notes that certain disclosure under the heading “Liquidity Risk” has been deleted. Please consider whether the deleted disclosure is more appropriate than the disclosure that was retained. Please also consider if such disclosure should remain under “Investment Related Risks” or if it should be included in the discussion of the risks of digital securities.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

33.	The Staff notes that the disclosure under the heading “Management Risk” should also be included in the “Risk Factors” section of the Prospectus.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

34.	The Staff notes that “Repurchase Policy Risk” is disclosed as a principal investment related risk of the Fund. If this is the case, please disclose the repurchase policy as a principal investment strategy of the Fund.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

35.	The Staff notes the deletion of “Expense Risk” on page 18. Please also delete this disclosure in the “Risk Factors” section of the prospectus if it is no longer relevant due to the expense limitations imposed on the Fund.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

Fees and Fund Expenses

36.	Please make the following changes to the footnotes to the Fee Table:

•	Delete footnote 1;

•	Change the reference to “average net assets” to refer to “monthly average net assets” and delete the reference to leverage in footnote 2;

•	Either delete the reference to securities sold short in footnote 5 or explain the possible use of short sales in the body of the Prospectus; and

•	In footnote 5, disclose that the Expense Limitation Agreement is not terminable by the Fund’s board or the Fund’s adviser until at least one year after its effective date.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

U.S. Securities and Exchange Commission

May 28, 2020

Page Nine

37.	In the example, please clarify that the example reflects total annual expenses after the effect of the expense limitation agreement. Please also ensure that the expenses disclosed in the example are accurate.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

About the Digital Securities

38.	In the third paragraph of this section, the Registrant discloses that transaction fees payable by the Fund when it makes a distribution or pays a dividend will be paid by the Developer and reimbursed by the Fund. Please confirm that such transaction fees are reflected in the “Other Expenses” line item in the Fee Table.

Response: The Registrant confirms that such transaction fees are reflected in the “Other Expenses” line item in the Fee Table.

39.	In the fifth paragraph of this section, the Registrant discloses that investors may transfer digital securities in peer-to-peer transaction “in small increments.” The Staff notes that the potential size of such transactions has not been previously disclosed in the Prospectus. Please add this disclosure to the Prospectus Summary and in the new “Peer-to-Peer Transactions” section of the Prospectus.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

40.	In the sixth paragraph of this section, please provide additional information about and define the “Arca application.” Please also reconcile this disclosure with the first paragraph of this section that refers to third-party developed software.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

41.	The Staff notes that this paragraph continues to refer to transactions being recorded on the blockchain in “real time.” Please delete this language.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

42.	In the last paragraph in this section, the Registrant discloses certain actions that may be taken by the Transfer Agent when it is notified of lost or stolen wallets or shares. Please consider whether this disclosure should be expanded to reflect other possible actions by the Transfer Agent.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

U.S. Securities and Exchange Commission

May 28, 2020

Page Ten

Investment Objective, Policies and Strategies

43.	In the third paragraph under the heading “Market Opportunity,” please change to phrase “Arcoins will be attractive investments” to Arcoins may be attractive investments.”

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

Risk Factors

44.	Under the heading “Risks of Digital Securities,” please consider adding a new risk related to “Regulatory Risks.”

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

45.	Under the heading “Risks of Digital Securities – Operational and Technology Risk,” the Registrant has disclosed that financial intermediaries or a centralized depository may hold private keys. If this is currently available, please explain how a financial intermediary can hold digital securities in light of the fact that neither the Commission nor its staff has yet issued guidance regarding how a registered broker-dealer may maintain custody of digital securities in compliance with Rule 15c3-3 under the Exchange Act. If this is a potential future attribute of the shares, please move this disclosure to the section entitled “Potential Future Fund Attributes.”

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

46.	In the last sentence of the paragraph immediately prior to the heading “Risks Related to Use of the Ethereum Blockchain,” please add the following language: “As there will not be an option to purchase ArCoins in a non-digital format, in the event that investors are no longer able to transact in digital securities on a peer-to-peer basis . . ..”

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

47.	Under the heading “Management of the Fund – Transfer Agent and Administrator,” in the second paragraph, please move the following sentence to the beginning of the paragraph and make it prominent: “The Transfer Agent will be the official record holder of all the Fund’s transactions.”

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

U.S. Securities and Exchange Commission

May 28, 2020

Page Eleven

48.	Under the heading “Management of the Fund – Transfer Agent and Administrator,” in the fourth paragraph, please be more specific about the compensation paid to the Administrator, as required by Item 9.1.D of Form N-2

Response: The Registrant respectfully submits that the current disclosure appropriately addresses the requirement of Item 9.1.d. of Form N-2. Item 9.1.d requires the Fund to provide a "description of...the compensation to be paid" to the Administrator but does not specifically ask for a numerical rate. The Fund’s disclosure states that it pays the Administrator “the greater of an annual minimum fee or an asset-based fee, which scales downward based upon net assets” and is therefore responsive to Item 9.1.d.

The Fund also respectfully points out that other sections of Form N-2 support the Fund’s conclusion that this information need not be disclosed. Among the recent amendments to Item 25 of Form N-2 is new Instruction 6, which provides that “The registrant may redact provisions or terms of exhibits…if those provisions or terms are both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed.” The Fund believes that the compensation provisions of its engagement with its Administrator are not material to the disclosure of services rendered by the Administrator to the Fund and may cause competitive harm to the Administrator if publicly disclosed. Accordingly, the Fund has availed itself of the procedure described in Instruction 6 to Item 25 of Form N-2.

Quarterly Repurchase of Shares

49.	Please ensure that the use of defined terms in the discussion of the Fund’s quarterly repurchase program is consistent throughout the Prospectus and the SAI.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

50.	Both here and in the discussion of the quarterly repurchase plan contained in the statement of additional information, please include disclosure that the Fund will accept the total number of shares tendered in connection with a required minimum distribution from a qualified retirement account.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

Distribution Reinvestment Plan

51.	Please highlight the disclosure in the sixth paragraph of this section.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

Description of Capital Structure and Shares

52.	In the second paragraph under the heading “Structure,” please expand the disclosure to state that “Any such offering will be disclosed to investors consistent with the requirements of rules, regulations and forms adopted by the SEC.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

U.S. Securities and Exchange Commission

May 28, 2020

Page Twelve

Plan of Distribution

53.	In the last sentence under the heading “Broker Dealer Compensation,” please change “in excess of” to “equal to.”

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

54.	Please add disclosure regarding the payment of transaction fees and the use of gas to the section under the heading “Purchasing Shares.”

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

Potential Future Fund Attributes

55.	As noted previously, there may not be a significant secondary market in the ArCoins until such time as the Commission or its staff publishes guidance on the ability of registered broker-dealers to possess or control digital securities under Section 15c3-3 of the Exchange Act. Please revise the disclosure in this section to make that clear.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

56.	Under the heading “Other Market Risks,” please ensure that all risks previously disclosed under “Risk Factors – Emerging Technology Risks” are reflected in this list.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

Glossary

57.	In the definition of a smart contract, the Registrant states that a smart contract is “not a legal contract.” Please supplementally explain to the Staff how the use of smart contracts may limit or otherwise impact investors’ rights.

Response: Smart contracts, although termed, “contracts,” are not legally-enforceable contracts in and of themselves; rather, smart contracts are computer code developed to enforce the contractual rights of the parties under the prospectus with respect to transfers of the ArCoins. For example, smart contracts will allow or restrict transfers of ArCoins depending on the status of the proposed transferors and transferees. In the event certain requirements are not satisfied, such as if a transferee has not been whitelisted, the computer code will not permit the transfer transaction to complete.

U.S. Securities and Exchange Commission

May 28, 2020

Page Thirteen

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies

58.	In the paragraph under the heading “Fundamental Policies” that describes the Fund’s quarterly repurchase program, the Fund references a repurchase fee. Please make sure that the references to the possibility of a repurchase fee is consistently addressed in the Prospectus and the SAI.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

59.	In the same paragraph, the Registrant notes its intent to seek exemptive relief from the SEC to enable the Fund to implement more frequent repurchase offers. Please add this disclosure to the Prospectus.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

60.	Under the heading “Repurchases and Transfers of Shares – Repurchase Requests in Excess of the Repurchase Offer Amount,” the Fund has disclosed that it may accept by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, provided that the Fund first accepts all shares tendered by shareholders who do not make this election. Please add this disclosure to the description of the quarterly repurchase program contained in the Prospectus.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

Management of the Fund

61.	Please delete the footnotes in the table disclosing the dollar range of ownership of equity securities by the Trustees.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

62.	Please reinstate the column titled “Total Compensation from Fund Complex Paid to Trustees” in the table of Trustee compensation.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

63.	Please move the disclosure under the heading “Management’s Blockchain Experience” to the Prospectus.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

U.S. Securities and Exchange Commission

May 28, 2020

Page Fourteen

Portfolio Manager

64.	In accordance with Item 21.1.d. of Form N-2, please add to this section a description of how conflicts of interests will be handled.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

PART C – OTHER INFORMATION

65.	Please ensure that all documents incorporated by reference are appropriately identified. Please also ensure that the exhibit list references the accurate name of each agreement and any references to sections in the Prospectus are accurately identified.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

66.	Please provide a copy of the Developer Agreement.

Responses: As discussed with the Staff, the Fund is not a party to the Developer Agreement; the Fund’s Blockchain Administrator has entered into the Developer Agreement. Accordingly, such agreement is not a material contract of the Fund.

67.	In accordance with amendments to Form N-2 made by the FAST Act, please include hyperlinks to exhibits.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at 303-592-2237 or Susan I. Gault-Brown, Esq. at 202-887-1597.

Very truly yours,

/s/ Kelley A. Howes
Name:	Kelley A. Howes

Enclosures

cc:	Philip Liu, Arca Funds

J. Rayne Steinberg, Arca Funds

William Kotapish, Securities and Exchange Commission

Sumeera Younis, Securities and Exchange Commission

Susan I. Gault-Brown, Esq., Morrison & Foerster LLP

Richard Malinowski, Esq., Ultimus Fund Services